Filed by Eversource Energy

(Commission File No. 001-05324) pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc.

(Commission File No. 000-08084)

News Release

Eversource Sends Open Letter to Connecticut Water Shareholders

Reiterates that Eversource’s $63.50 Per Share Proposal Offers a Higher Price, More Value Certainty, and a Substantial Dividend Increase Versus SJW Group’s (San Jose Water) $61.86 Per Share Offer

Highlights Deeply Flawed Sale Process and Conflicts of Interest of

Board and Management of Connecticut Water

Urges Connecticut Water Shareholders to Insist that the Connecticut Water Board

Meet with Eversource

HARTFORD, Conn. (May 04, 2018) — Eversource Energy (NYSE: ES) today sent an open letter to shareholders of Connecticut Water Service, Inc. (Nasdaq: CTWS) reiterating why Eversource believes that the board of directors of Connecticut Water should engage with it regarding Eversource’s superior proposal to acquire Connecticut Water for $63.50 in cash and/or Eversource shares.

“We believe that our compelling proposal is in the best interest of Connecticut Water shareholders, customers, employees and the community,” said Eversource Chairman, President and Chief Executive Officer Jim Judge. “Eversource has a demonstrated track record of customer service and investment in our communities, and of value creation for our shareholders. We strongly believe that a combination of Connecticut Water with New England-based Eversource will be ideal for all stakeholders.”

Instead of focusing on maximizing shareholder value and delivering what is best for Connecticut communities, Connecticut Water is running a hostile “scorched earth” campaign to distract shareholders from a fundamental point: Eversource is offering a superior proposal for Connecticut Water shareholders than the board’s conflicted transaction with San Jose Water. Eversource is committed to ensuring that Connecticut Water shareholders are properly informed of the facts so that they can maximize the value of their shares.

Eversource urges Connecticut Water shareholders to insist that members of the Connecticut Water board fulfill their fiduciary duties and meet with Eversource to seriously discuss its superior proposal.

The full text of Eversource’s letter to Connecticut Water shareholders appears below:

May 4, 2018

Dear Connecticut Water Shareholders,

Eversource Energy has made a compelling proposal to acquire Connecticut Water for $63.50 per share in cash and/or in Eversource common shares. We believe that our superior proposal offers significantly more value in both the immediate- and long-term to Connecticut Water’s shareholders, customers, and employees than the previously agreed takeover by SJW Group (San Jose Water), a California-based company with no operations in Connecticut or the northeast.

Rather than resort to the same aggressive tactics being employed by Connecticut Water and San Jose Water, Eversource is focused on ensuring that Connecticut Water shareholders are properly informed of the facts so that they can maximize the value of their shares. We would like to reiterate the three simple reasons why we believe that our proposal is superior and that Connecticut Water shareholders should insist that members of the Connecticut Water board fulfill their fiduciary duties and meet with Eversource to seriously discuss Eversource’s superior proposal:

1.              Eversource’s proposal offers Connecticut Water shareholders superior immediate and long-term value — Eversource’s proposal of $63.50 per share in cash and/or in Eversource common shares provides significantly more value than San Jose Water’s all-stock takeover proposal, valued at $61.86 per share on the day that transaction was announced. Eversource’s superior proposal represents a 21% premium to Connecticut Water’s closing share price on March 14, 2018, the day prior to the San Jose Water announcement. Those shareholders who elect to receive Eversource shares would realize the equivalent of an 81% dividend uplift, which is more than eleven times the modest 7% increase being proposed by San Jose Water. In addition, Eversource has a strong track record of value creation, delivering total shareholder returns of 184% over the last 10 years, which is 45% greater than San Jose Water’s more volatile and slower growth returns during the same period. Eversource remains confident it can continue to achieve its stable, sustainable 5 to 7 percent long-term EPS growth rate.

Connecticut Water’s current share price is artificially inflated by the proposed all-stock merger with San Jose Water, whose own share price has a takeover premium built in from an all-cash acquisition proposal San Jose Water has received from a third party. This offer for San Jose Water is for San Jose Water alone, and if successful, would result in the termination of the merger with Connecticut Water, thus eliminating the artificial premium in Connecticut Water’s share price. If the proposed acquisition of San Jose Water is unsuccessful, San Jose Water’s shares would very likely fall back to where they traded prior to the offer without the support of a takeover bid, also eliminating the artificial support for Connecticut Water’s stock price. The bottom line is that the current value of the San Jose Water offer to Connecticut Water shareholders is illusory and is not the value you would realize if this proposed takeover is completed.

2.              Eversource’s proposal is in the best interest of customers, communities and employees throughout Connecticut — Eversource, with a market capitalization of approximately $19 billion and an A+ corporate credit rating by Standard & Poor’s, has the financial strength and local experience to complete this transaction expeditiously and to invest in Connecticut Water’s future. Eversource currently serves approximately 1.75 million electric, water and natural gas customers in more than 150 of Connecticut’s 169 cities and towns, with a presence in every town that Connecticut Water serves. Eversource is the parent company of Aquarion Water Company, a Connecticut-based water utility that serves nearly 230,000 customers and has a service territory that is highly complementary to that of Connecticut Water, with top-tier customer service satisfaction scores. Together, Connecticut Water and Aquarion would constitute a leading water utility headquartered in Connecticut, demonstrating our commitment to investing in critical infrastructure in our communities. Connecticut Water employees would also benefit from the increased employment opportunities associated with being part of a larger, stronger organization. In the San Jose Water proposal, the corporate headquarters would move out of Connecticut to San Jose, California.

3.              The board and management team of Connecticut Water are inherently conflicted and not acting in the best interests of shareholders, customers, employees and the community — The Connecticut Water board has approved a conflicted transaction that preserves board positions and guarantees employment for its management team while refusing to engage in discussions regarding a transaction with Eversource that would deliver superior value to shareholders, customers, employees and the community. Public company boards have a fiduciary obligation to act in good faith and in the best interests of the company, and by refusing to engage with Eversource or any other potential buyer, we believe that Connecticut Water’s board is not meeting that obligation. Instead, the Connecticut Water board chose to entrench itself and focus its negotiations with San Jose Water on continuing roles for its directors and management.

Negotiations for the takeover by San Jose Water were led by Eric Thornburg, who had recently left Connecticut Water, where he had served as CEO and a member of the board for 11 years and initiated the first negotiations between the parties. Mr. Thornburg continues to own approximately $9 million worth of Connecticut Water stock and stands to benefit from the transaction.

Eversource has attempted to engage Connecticut Water’s board in transaction discussions in the latter part of 2017 and early 2018, and Connecticut Water’s management team and board repeatedly refused to enter into discussions with us, stating that Connecticut Water intended to remain a standalone entity. When Connecticut Water announced an agreement on March 15, 2018 to be taken over by San Jose Water, an out-of-state operator that serves customers in California and Texas, it became clear that the Connecticut Water board was determined to sell to San Jose Water without seeking competitive proposals.

Eversource is urging you, the shareholders and true owners of Connecticut Water, to insist that the members of the Connecticut Water board meet with Eversource to seriously discuss Eversource’s superior proposal in accordance with their fiduciary duties. We will soon begin the process of soliciting BLUE proxy cards to encourage Connecticut Water shareholders to vote “AGAINST” all proposals related to the SJW Group proposal. A vote “AGAINST” the SJW merger proposal at that time would stop the Connecticut Water board from proceeding with a transaction that Eversource believes is inferior.

For more information on Eversource’s superior proposal for Connecticut Water, please visit www.betterCTwater.com.

Sincerely,

Jim Judge

Chairman, President and Chief Executive Officer

Eversource

About Eversource:

Eversource (NYSE: ES) transmits and delivers electricity and natural gas and supplies water to approximately 4 million customers in Connecticut, Massachusetts and New Hampshire. Recognized as the top U.S. utility for its energy efficiency programs by the sustainability advocacy organization Ceres, Eversource harnesses the commitment of its more than 8,000 employees across three states to build a single, united company around the mission of safely delivering reliable energy and water with superior customer service. For more information, please visit our website (www.eversource.com). For more information on our water services, visit www.aquarionwater.com.

Forward Looking Statements:

This news release includes statements concerning Eversource Energy’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, readers can identify these forward-looking statements through the use of words or phrases such as “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “forecast,” “should,” “could” and other similar expressions. Forward-looking statements are based on current expectations, estimates, assumptions or projections and are not guarantees of future performance. These expectations, estimates, assumptions or projections may vary materially from actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by important factors that could cause our actual results to differ materially from those contained in our forward-looking statements, including, but not limited to, in the case of Eversource’s proposal to acquire Connecticut Water, the fact that we may fail to reach agreement on terms of a potential transaction with Connecticut Water, or fail to complete any such transaction on a timely basis or on favorable terms; the negative effects on Connecticut Water’s business resulting from the pendency of the merger proposals; that we may not receive regulatory approvals within the expected timeframe; and that we may not be able to close the proposed transaction with Connecticut Water promptly and effectively, or at all; cyber-attacks or breaches, including those resulting in the compromise of the confidentiality of our proprietary information and the personal information of our customers; acts of war or terrorism or grid disturbances that may disrupt our transmission and distribution systems; ability or inability to commence and complete our major strategic development projects and opportunities; actions or inactions of local, state and federal regulatory, public policy and taxing bodies; substandard performance of suppliers; climate change; disruption to our transmission and distribution systems; new technology and conservation of energy; contamination or failure of our water supplies; unauthorized access to confidential and proprietary information; changes in laws, regulations or regulatory policy; changes in economic conditions, including impact on interest rates, tax policies, and customer demand and payment ability; changes in business conditions, which could include disruptive technology related to our current or future business model; changes in weather patterns, including extreme weather and other effects of climate change; reputational risk; changes in levels or timing of capital expenditures; technological developments and alternative energy sources; disruptions in the capital markets or other events that make Eversource Energy’s access to necessary capital more difficult or costly; developments in legal or public policy doctrines; changes in accounting standards and financial reporting regulations; actions of rating agencies; and other presently unknown or unforeseen factors.

Other risk factors are detailed in Eversource’s reports filed with the Securities and Exchange Commission (SEC) and updated as necessary, and are available on the SEC’s website at www.sec.gov. All such factors are difficult to predict and contain uncertainties that may materially affect Eversource Energy’s actual results many of which are beyond our control. You should not place undue reliance on the forward-looking statements; each speaks only as of the date on which such statement is made, and, except as required by federal securities laws, Eversource Energy undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Certain Information Regarding Participants:

Eversource and certain of its trustees, executive officers and employees may be deemed participants in the solicitation of proxies from Connecticut Water shareholders in connection with Connecticut Water’s Special Meeting of Shareholders. Information about the interests in Connecticut Water of Eversource and such trustees, executive officers and employees are set forth in a preliminary proxy statement that was filed with the SEC on April 27, 2018 (the “Eversource Proxy”).

Additional Information:

Investors are urged to read in its entirety the Eversource Proxy, which is available now, and the definitive proxy statement and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Eversource Proxy, and any other documents filed by Eversource with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Eversource Proxy and such other documents may also be obtained free of charge by contacting D.F. King & Co., Inc. at: (800) 967-5071 or 48 Wall Street, 22nd Floor, New York, New York 10005.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Eversource has made for a business combination transaction with Connecticut Water. In furtherance of this proposal and subject to future developments, if Eversource and Connecticut Water agree on a negotiated transaction, Eversource and Connecticut Water may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Eversource and/or Connecticut Water file with the SEC in connection with the proposed transaction. Investors are urged to read carefully the registration statement(s), tender offer statement(s), tender offer statement(s), prospectus(es), proxy statement(s) and other documents filed with the SEC when they become available because they will contain important information about Eversource, Connecticut Water and the proposed transaction. Investors may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Eversource’s Investor Relations department at (860) 665-5154 or by email to jeffrey.kotkin@eversource.com.

Media Contacts:	Investor Contacts:
Eversource	Eversource
Caroline Pretyman	Jeffrey R. Kotkin
(617) 424-2460	(860) 665-5154
caroline.pretyman@eversource.com	jeffrey.kotkin@eversource.com

OR	OR

Brunswick Group	D.F. King & Co., Inc.
Jonathan Doorley / Darren McDermott	Edward McCarthy / Michael Madalon
(212) 333-3810	(212) 269-5550

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